Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION 25 AUGUST 2022, 4:00PM EDT, 22:00 CET

MDxHealth Reports Half Year 2022 Results

IRVINE, CA, and HERSTAL, BELGIUM – August 25, 2022 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today announced its financial results for the half year ended June 30, 2022.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are excited to report strong operating results for the first half of 2022, coupled with our recently announced acquisition of the Oncotype DX GPS business from Exact Sciences. Our first half 2022 performance reflects the continued execution of our growth strategy and provides a strong foundation for driving sustained growth for mdxhealth.”

Key Financial and Corporate Highlights for the half year and quarter ended June 30, 2022:

●	Q2-2022 revenue of $6.9 million, representing an increase of 22% over Q2-2021; H1-2022 revenue of $13.0 million, representing 21% growth over H1-2021

●	Publication of final foundational Local Coverage Determination (LCD) for Biomarkers to Stratify Patients at Increased Risk for Prostate Cancer by Palmetto GBA under its MolDx program, which cites evidence of the clinical utility of Select mdx and is expected to support coverage for qualified Medicare patients throughout the United States and contribute to the Company’s revenue in Q3-2022

●	Strong evidence supporting our strategy in launching a Urinary Tract Infection (UTI) test, newly branded as Resolve mdx, with over 3,000 tests billed in the first half of 2022

●	As announced on August 2, 2022, the Company has:

○	increased its revenue guidance for existing mdxhealth business to $27-29 million for FY 2022, up from previous revenue guidance of $25-27 million, representing anticipated growth of 21%-30% over full year 2021 revenue of $22.2 million

○	increased its total FY 2022 revenue guidance to $40-42 million, representing anticipated growth of 80%-89% over full year 2021 revenues, inclusive of $13 million in expected revenue for the acquired Oncotype DX GPS business over the August to December 2022 period

Additional Highlights for the half year and quarter ended June 30, 2022

●	H1-2022 Confirm mdx billable test volume increased 5% to 8,409 versus 7,978 for the same period last year; Q2-2022 up 5% from Q2-2021 and up 3% sequentially from Q1-2022

●	Cash and cash equivalents balance as of June 30, 2022, was $40.0 million

Summary of Billable Test Volume by Product

	Second Quarter Ended June 30,
Product	2022	2021	% Change
Confirm mdx	4,268	4,065	5%
Select mdx	3,243	3,792	(14%)

	Half Year Ended June 30,
Product	2022	2021	% Change
Confirm mdx	8,409	7,978	5%
Select mdx	6,554	7,051	(7%)

During the second quarter of 2022, the Company incurred a temporary OEM supply chain issue for our Confirm mdx and Select mdx collection kits that had a negative impact on unit volume, mainly for Select mdx, with no material impact to revenue.

Financial review for the half year ended June 30, 2022

USD in thousands (except per share data)	Half Year Ended June 30,
Unaudited	2022	2021	% Change
Services	12,975	10,462	24%
Licenses and royalties	34	269	(87%)
Total Revenue	13,009	10,731	21%

Gross Profit	5,772	5,215	11%
Operating expenses	(22,795)	(17,658)	29%
Operating loss	(17,023)	(12,443)	37%
Net loss	(18,104)	(13,299)	36%
Basic and diluted loss per share	(0.12)	(0.12)	0%

Total revenue for the first half of 2022 was $13.0 million compared to total revenue of $10.7 million for the first half of 2021, an increase of 21%. Services revenue amounted to $13.0 million, an increase of 24% as compared to $10.5 million a year earlier.

Gross profit on products and services for the first half of 2022 was $5.8 million as compared to $5.2 million for the first half of 2021. Gross margins on products and services declined to 44.4% for the first half of 2022 as compared to 48.6% for the same period in 2021, primarily due to timing of cash receipts for our UTI test, which is expected to reverse in the second half of 2022. In addition, we expect coverage of our Select mdx test, as well as our recently acquired Oncotype GPS business, to contribute further to gross margin growth in the second half of 2022.

Operating expenses in the first half of 2022 were $22.8 million versus $17.7 million for the first half of 2021, primarily due to additional public company expenses as a result of the dual listing.

Operating loss and net loss for the first half of 2022 were $17.0 million and $18.1 million, respectively, with losses increasing compared to $12.4 million and $13.3 million, respectively, over the same period in 2021, for the reasons stated above.

Cash and cash equivalents as of June 30, 2022, were $40.0 million. Total cash collections amounted to $12.5 million in H1-2022, an increase of 22% compared to the same period last year, as a result of increased Confirm mdx volume as well as improved average selling prices. Cash use for H1-2022 was $18.6 million compared to $13.1 million in the prior year period.

Outlook

The Company maintains its outlook, as provided in its press release on August 2, 2022, as follows:

●	Revenue guidance for existing mdxhealth business of $27-29 million, representing anticipated growth of 21%-30% over full year 2021 revenue of $22.2 million

●	Revenue guidance for acquired Oncotype DX GPS business of $13 million for the period August to December 2022

●	Combined full year guidance of $40-42 million, representing anticipated growth of 80%-89% over full year 2021 revenue of $22.2 million

Subsequent Events

On August 2, 2022, mdxhealth announced that it entered into an asset purchase agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score®) test from Exact Sciences along with most of its team of urology sales and marketing professionals. Following the acquisition, the Company’s commercial field organization has expanded to over 70 sales representatives, strategic account managers, and medical science liaisons.

In addition, on August 2, 2022, the Company announced that it obtained debt financing of $35 million under a new loan and security facility with an affiliate of Innovatus Capital Partners, LLC, which replaces the Company’s existing EUR 9 million debt facility with Kreos Capital.

For complete details of the Oncotype DX GPS acquisition as well as the Innovatus debt facility, please refer to the press release issued by the Company on August 2, 2022, which is available on the Company’s website at https://mdxhealth.com/press-releases-events.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California, with additional laboratory operations in Plano, Texas. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Financial statements and auditor review

The Company’s statutory auditor, BDO Bedrijfsrevisoren BV, has confirmed that its review procedures with respect to the Company’s condensed consolidated financial statements as of and for the six-month period ended 30 June 2022, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as adopted by the EU, have been substantially completed. The aforementioned condensed consolidated financial statements may be found on the Company’s website at www.mdxhealth.com.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1-949-271-9223

ir@mdxhealth.com

Important information

This press release includes forward-looking statements with respect to the anticipated future performance of mdxhealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, but are not limited to, risks related to potential disruptions in our operations due to the conflict between Russia and Ukraine; risks and uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; risks related to the acquisition of the Oncotype DX® GPS prostate cancer business; risks related to our ability to successfully and profitably market our products; risks and uncertainties related to the acceptance of our products and services by healthcare providers; risks and uncertainties related to the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; and risks and uncertainties related to the amount and nature of competition for our products and services. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. mdxhealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation.

This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of mdxhealth in any jurisdiction. No securities of mdxhealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, and Genomic Prostate Score are trademarks or registered trademarks of MDxHealth SA. Oncotype DX and Exact Sciences are trademarks of Exact Sciences Corporation. All other trademarks and service marks are the property of their respective owners.

For the six months ended June 30, 2022

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

In thousands of USD (except per share data)

Condensed unaudited consolidated statement of profit or loss

	Jan-June 2022	Jan-June 2021

Services	12,975	10,462
Licenses	0	250
Royalties and other revenues	34	19
Revenues	13,009	10,731
Cost of goods & services sold	(7,237)	(5,516)
Gross Profit	5,772	5,215
Research and development expenses	(3,585)	(2,823)
Selling and marketing expenses	(9,848)	(8,247)
General and administrative expenses	(9,636)	(6,739)
Other operating income, net	274	151
Operating loss	(17,023)	(12,443)
Financial income	27	0
Financial expenses	(1,107)	(856)
Loss before income tax	(18,103)	(13,299)
Income tax	(1)	0
Loss for the period	(18,104)	(13,299)

Loss for the period attributable to the parent	(18,104)	(13,299)

Loss per share attributable to parent
Basic and diluted	(0.12)	(0.12)

Condensed unaudited consolidated statement of other comprehensive income

Loss for the period	(18,104)	(13,299)
Other comprehensive income
Items that will be reclassified to profit or loss: Exchange differences arising from translation of foreign operations	588	122
Total other comprehensive income	588	122
Total comprehensive loss for the period (net of tax)	(17,516)	(13,177)

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of USD

	as of June 30, 2022	as of December 31, 2021
ASSETS
Intangible assets	3,104	3,448
Property, plant and equipment	2,364	1,671
Right-of-use assets	3,168	3,347
Non-current assets	8,636	8,466
Inventories	2,089	1,911
Trade receivables	5,036	4,582
Prepaid expenses and other current assets	2,724	1,615
Cash and cash equivalents	40,025	58,498
Current assets	49,874	66,606
Total assets	58,510	75,072

EQUITY
Share capital	128,454	128,454
Issuance premium	153,177	153,177
Accumulated deficit	(262,406)	(244,302)
Share-based compensation	10,986	10,607
Foreign currency translation reserves	(449)	(1,037)
Total equity	29,762	46,899

LIABILITIES
Deferred tax liability	129	0
Loans and borrowings	3,291	7,651
Lease liabilities	2,454	2,624
Other non-current financial liabilities	1,934	1,466
Non-current liabilities	7,808	11,741
Loans and borrowings	7,760	4,441
Lease liabilities	870	840
Trade payables	9,836	7,455
Other current liabilities	2,062	2,735
Other current financial liabilities	412	961
Current liabilities	20,940	16,432
Total liabilities	28,748	28,173
Total equity and liabilities	58,510	75,072

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of USD

	Jan-June 2022	Jan-June 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(17,023)	(12,443)
Depreciation and amortization	1,576	1,514
Share-based compensation	379	486
Non-cash fair value change	(20)	(195)
Non-cash foreign exchange rate change	30	(339)
Cash generated from operations before working capital changes	(15,058)	(10,977)

Changes in operating assets and liabilities
(Increase)/decrease in inventories	(178)	205
Increase in receivables	(1,563)	(474)
Increase/(decrease) in payables	1,708	(396)
Net cash outflow from operating activities	(15,091)	(11,642)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(925)	(411)
Purchase of intangible assets	(451)	0
Interests received	27	0
Net cash outflow from investing activities	(1,349)	(411)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	0	28,336
Payment of loan obligation	(439)	0
Payment of lease liability	(663)	(536)
Payment of interest	(511)	(515)
Net cash inflow from financing activities	(1,613)	27,285

Net increase in cash and cash equivalents	(18,053)	15,232

Cash and cash equivalents at beginning of the period	58,498	15,953
Effect of exchange rates	(420)	133
Cash and cash equivalents at end of the period	40,025	31,318